As filed with the Securities and Exchange Commission on September 29, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

MERRILL LYNCH & CO., INC.

(Exact name of registrant as specified in its charter)

DELAWARE	13-2740599
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4 World Financial Center

New York, New York 10080

(212) 449-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Merrill Lynch & Co., Inc. Employee Stock Compensation Plan

(Full title of the plan)

Richard Alsop, Esq.

Merrill Lynch & Co., Inc.

222 Broadway – 17th Floor

New York, New York 10038

(212) 670-0180

(Name, address, including zip code, and telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of Registration fee

Common Stock, par value$1.33 1/3 per share (including Preferred Stock Purchase Rights) (1)	75,000,000 shares	$55.03	$4,127,250,000	$333,895

(1)	Prior to the occurrence of certain events, the Preferred Stock Purchase Rights will not be evidenced separately from the Common Stock; value attributable to such Rights, if any, is reflected in the market price of the Common Stock.
(2)	Calculated in accordance with Rule 457(c), based on the average of the high and low prices of the Common Stock reported in the consolidated reporting system on September 25, 2003.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The document(s) containing the information specified in Part I of Form S-8 will be sent or given to participating employees as specified by Rule 428(b)(1) of the Securities Act of 1933, as amended. These document(s) and the documents incorporated by reference herein pursuant to Item 3 of Part II hereof, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act of 1933, as amended.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.	INCORPORATION OF DOCUMENTS BY REFERENCE.

The Annual Report of Merrill Lynch & Co., Inc. (the “Company”) on Form 10-K for the fiscal year ended December 27, 2002, Quarterly Reports on Form 10-Q for the quarters ended March 28, 2003 and June 27, 2003 and Current Reports on Form 8-K dated December 30, 2002, January 22, 2003 January 31, 2003 (2 reports), February 21, 2003, February 25, 2003, February 27, 2003, February 28, 2003, March 18, 2003, March 27, 2003, March 28, 2003, April 3, 2003, April 16, 2003, April 29, 2003, May 1, 2003, May 2, 2003 (2 reports), May 7, 2003, May 30, 2003, June 3, 2003 (2 reports) June 10, 2003, June 27, 2003, July 2, 2003, July 3, 2003 (2 reports), July 15, 2003, July 29, 2003, August 1, 2003 (2 reports), August 5, 2003 (3 reports), August 18, 2003, August 29, 2003, September 3, 2003 (2 reports), September 17, 2003 and September 23, 2003 (2 reports) filed pursuant to Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”), are incorporated by reference herein. Information furnished under Item 9 of Form 8-K is not incorporated by reference herein.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into this Registration Statement and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

ITEM 4.	DESCRIPTION OF SECURITIES.

Terms of the Common Stock

Under the Company’s restated certificate of incorporation, the Company is authorized to issue up to 3,000,000,000 shares of common stock, par value $1.33 1/3 per share. As of August 1, 2003, there were 935,038,958 shares of common stock and 3,113,596 Exchangeable Shares outstanding. The Exchangeable Shares are exchangeable at any time into common stock on a one-for-one basis and entitle holders to dividend, voting and other rights equivalent to common stock. The common stock is traded on the New York Stock Exchange under the symbol “MER” and also on the Chicago Stock Exchange, the Pacific Exchange, the Paris Bourse, the London Stock Exchange and the Tokyo Stock Exchange.

The common stock will be, when issued against payment therefor, fully paid and nonassessable. Holders of the common stock will have no preemptive rights to subscribe for any additional securities which may be issued by the Company. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that has been issued and may be issued in the future. As of June 27, 2003, 17,000,000 depositary shares, each representing a one-four-hundredth interest in a share of 9% Preferred Stock, and one Special Voting Share were outstanding. The Board of Directors of the Company may issue additional shares of preferred stock to obtain additional financing, in connection with acquisitions, to officers, directors and employees of the Company and its subsidiaries pursuant to benefit plans or otherwise and for other proper corporate purposes.

The Company is the principal transfer agent for the common stock. The Company entered into an agreement with Wells Fargo Bank Minnesota, N.A. to act as transfer agent for the common stock effective October 20, 2003.

Because the Company is a holding company, its rights, and the rights of holders of its securities, including the holders of common stock, to participate in the distribution of assets of any subsidiary of the Company upon the subsidiary’s liquidation or recapitalization will be subject to the prior claims of the subsidiary’s creditors and preferred stockholders, except to the extent the Company may itself be a creditor with recognized claims against the subsidiary or a holder of preferred stock of the subsidiary.

Dividends

The Company may pay dividends on the common stock out of funds legally available for the payment of dividends as, if and when declared by the Board of Directors of the Company or a duly authorized committee of the Board of Directors.

As of June 27, 2003, subsidiaries of the Company had outstanding approximately $2.7 billion of perpetual Trust Originated Preferred Securities (“TOPrS”). In connection with the issuance of the TOPrS, the Company has agreed, among other things, that if full distributions on the TOPrS have not been paid or set apart for payment or the Company is in default of its related guarantee obligations, the Company, with certain exceptions, will not declare or pay dividends, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to any of its capital stock, including the common stock.

Liquidation Rights

Upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of its common stock will be entitled to receive, after payment of all of its debts, liabilities and of all sums to which holders of any preferred stock may be entitled, all of the remaining assets of the Company.

Voting Rights

Except for the voting rights of the Company’s outstanding preferred stock as described in the Company’s restated certificate of incorporation which is filed as an exhibit attached hereto, the holders of the common stock currently possess exclusive voting rights in the Company. The Board of Directors of the Company may, however, give voting power to any preferred stock which may be issued in the future. Each holder of common stock is entitled to one vote per share with respect to all matters. There is no cumulative voting in the election of directors. Actions requiring approval of stockholders generally require approval by a majority vote of outstanding shares.

The Board of Directors of the Company is currently comprised of 11 directors, divided into three classes, the precise number of members to be fixed from time to time by the Board of Directors. The directors of the class elected at each annual election hold office for a term of three years, with the term of each class expiring at successive annual meetings of stockholders.

Rights to Purchase Series A Junior Preferred Stock

Under the Amended and Restated Rights Agreement, adopted on December 2, 1997 (the “Rights Agreement”), preferred purchase rights were distributed to holders of common stock. The preferred purchase rights are attached to each outstanding share of common stock and will attach to all subsequently issued shares. The preferred purchase rights entitle the holder to purchase fractions of a share (“Units”) of Series A junior preferred stock at an exercise price of $300 per Unit, subject to adjustment from time to time as provided in the Rights Agreement. The exercise price and the number of Units issuable are subject to adjustment to prevent dilution.

The preferred purchase rights will separate from the common stock ten days following the earlier of:

•	an announcement of an acquisition by a person or group of 15% or more of the outstanding common stock of the Company; or

•	the commencement of a tender or exchange offer for 15% or more of the shares of common stock of the Company outstanding.

If, after the preferred purchase rights have separated from the common stock,

•	the Company is the surviving corporation in a merger with an acquiring party,

•	a person becomes the beneficial owner of 15% or more of the common stock,

•	an acquiring party engages in one or more defined “self-dealing” transactions, or

•	an event occurs which results in such acquiring party’s ownership interest being increased by more than 1%,

then, in each case, each holder of a preferred purchase right will have the right to purchase Units of Series A junior preferred stock having a value equal to two times the exercise price of the preferred purchase right. In addition, preferred purchase rights held by or transferred in certain circumstances by an acquiring party may immediately become void.

In the event that, at any time,

•	the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation,

•	any person consolidates or merges with the Company and all or part of the Company’s common stock is converted or exchanged for securities, cash or property of any other person, or

•	50% or more of Company’s assets or earning power is sold or transferred,

each holder of a right will have the right to purchase common stock of the acquiring party having a value equal to two times the exercise price of the preferred purchase right.

The preferred purchase rights expire on December 2, 2007. The preferred purchase rights are redeemable at the option of a majority of the independent directors of the Company at $0.01 per right at any time until the tenth day following an announcement of the acquisition of 15% or more of the common stock.

The foregoing provisions of the Rights Agreement may have the effect of delaying, deferring or preventing a change in control of the Company.

The certificate of designation of the Series A junior preferred stock provides that the holders of Units of the Series A junior preferred stock will be entitled to receive quarterly dividends in an amount to be determined in accordance with the formula set forth in the certificate of designation. These dividend rights are cumulative. The Series A junior preferred stock rank junior in right of payment of dividends to the 9% Preferred Stock and to all other preferred stock issued by the Company, unless the terms of any other preferred stock provide otherwise. The holders of Units of the Series A junior preferred stock will have one vote per Unit on all matters submitted to the stockholders of the Company, subject to adjustment. If at any time dividends on any Units of the Series A junior preferred stock are in arrears for a number of periods, whether or not consecutive, which in the aggregate is equivalent to six calendar quarters, then during that period of default, the holders of all Units, voting separately as a class, will have the right to elect two directors to the Board of Directors of the Company. Additionally, whenever quarterly dividends or other dividends or distributions payable on the Series A junior preferred stock are in arrears, the Company shall not, among other things, declare or pay dividends on or make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares or capital stock of the Company which ranks junior in right of payment to the Series A junior preferred stock, including the common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of outstanding Units of the Series A junior preferred stock will be entitled to receive a distribution in an amount to be determined in accordance with the formula set forth in the certificate of designation before the payment of any distribution to the holders of common stock. The Units of Series A junior preferred stock are not redeemable. As of this date, there are no shares of Series A junior preferred stock outstanding.

Material Charter Provisions

The Company’s restated certificate of incorporation provides that, except under specified circumstances, the Company may not merge or consolidate with any one or more corporations, joint-stock associations or non-stock corporations; sell, lease or exchange all or substantially all of its property and assets or dissolve without the affirmative vote of two-thirds of the entire Board of Directors of the Company and the holders of a majority of the outstanding shares of common stock entitled to vote. Additionally, the Company’s restated certificate of incorporation provides that specified business combinations involving the Company and an interested stockholder or an affiliate or associate of that stockholder must be approved by 80% of the voting power of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors. The vote of 80% of the voting power of the voting stock referred to in the immediately preceding sentence is required for amendment of these provisions. The Company’s restated certificate of incorporation also provides that only the Board of Directors of the Company has the authority to call special stockholder meetings.

The foregoing provisions of the Company’s restated certificate of incorporation may have the effect of delaying, deferring or preventing a change in control of the Company.

ITEM 5.	INTERESTS OF EXPERTS AND COUNSEL.

None.

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the General Corporation Law of the State of Delaware, as amended, provides that under certain circumstances a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Company or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, has no reasonable cause to believe such person’s conduct was unlawful.

Article XIII, Section 2 of the Restated Certificate of Incorporation of the Company provides in effect that, subject to certain limited exceptions, the Company shall indemnify its directors and officers to the extent authorized or permitted by the General Corporation Law of the State of Delaware.

The directors and officers of the Company are insured under policies of insurance maintained by the Company, subject to the limits of the policies, against certain losses arising from any claims made against them by reason of being or having been such directors or officers. Like indemnification, insurance is also provided to those employees of the Company who serve as administrators of the Plan. In addition, the Company has entered into contracts with all of its directors providing for indemnification of such persons by the Company to the full extent authorized or permitted by law, subject to certain limited exceptions.

ITEM 7.	EXEMPTION FROM REGISTRATION CLAIMED.

Not Applicable.

ITEM 8.	Exhibits.

4(a)	Restated Certificate of Incorporation of the Company, effective as of May 3, 2001 (incorporated by reference to Exhibit 3(i) to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2001 (File No. 1-7182) (“2001 First Quarter 10-Q”)).
4(b)	By-Laws of the Company, effective as of April 28, 2003 (incorporated by reference to Exhibit 3 to the Company’s Quarterly Report on Form10-Q for the quarter ended March 28, 2003 (File No. 1-7182)).
4(c)	Form of Amended and Restated Rights Agreement dated as of December 2, 1997 between the Company and ChaseMellon Shareholder Services, L.L.C. (incorporated by reference to Exhibit 4 to Form 8-K dated December 2, 1997 (File No. 1-7182)).
4(d)	Certificate of Designation of the Company relating to the Company’s Series A Junior Preferred Stock (incorporated by reference to Exhibit 3(i) to the 2001 First Quarter 10-Q; specifically, those pages attached as Exhibit A to Exhibit 3(i)).
4(e)	Certificate of Designation of the Company relating to the Company’s 9% Cumulative Preferred Stock, Series A (incorporated by reference to Exhibit 3(i) to the 2001 First Quarter 10-Q; specifically, those pages attached as Exhibit B to Exhibit 3(i)).
4(f)	Certificate of Designation of the Company relating to the Company’s Special Voting Stock (incorporated by reference to Exhibit 3(i) to the 2001 First Quarter 10-Q; specifically, those pages attached as Exhibit C to Exhibit 3(i)).
5	Opinion of Sidley Austin Brown & Wood LLP.
15	Letter re: unaudited interim financial information.
23(a)	Consent of Sidley Austin Brown & Wood LLP (included as part of Exhibit 5).
23(b)	Consent of Deloitte & Touche LLP.
24	Power of Attorney (included on page 8).

ITEM 9.	Undertakings.

The undersigned registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 6 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York and State of New York on the 29th day of September 2003.

MERRILL LYNCH & CO., INC.

By:	/s/ E. STANLEY O’NEAL
E. Stanley O’Neal (Chairman of the Board and Chief Executive Officer)

Each person whose signature appears below appoints E. Stanley O’Neal, Rosemary T. Berkery and Ahmass L. Fakahany, individually, as true and lawful attorneys-in-fact and agents, with full power of substitution to sign any amendments (including post-effective amendments) to this Registration Statement and to each Registration Statement amended hereby, and to file the same, with all exhibits and other related documents, with the Securities and Exchange Commission, with full power and authority to perform any necessary or appropriate act in connection with the amendment(s).

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 29th day of September 2003.

Signature	Title

/s/ E. STANLEY O’NEAL (E. Stanley O’Neal)	Director, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/s/ AHMASS L. FAKAHANY (Ahmass L. Fakahany)	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ JOHN J. FOSINA (John J. Fosina)	Controller (Principal Accounting Officer)

/s/ W.H. CLARK (W.H. Clark)	Director

/s/ JILL K. CONWAY (Jill K. Conway)	Director

/s/ ALBERTO CRIBIORE (Alberto Cribiore)	Director

Signature	Title

/s/ GEORGE B. HARVEY (George B. Harvey)	Director

/s/ ROBERT P. LUCIANO (Robert P. Luciano)	Director

/s/ HEINZ-JOACHIM NEUBÜRGER (Heinz-Joachim Neubürger)	Director

/s/ DAVID K. NEWBIGGING (David K. Newbigging)	Director

/s/ AULANA L. PETERS (Aulana L. Peters)	Director

/s/ JOHN J. PHELAN, JR. (John J. Phelan, Jr.)	Director

/s/ JOSEPH W. PRUEHER (Joseph W. Prueher)	Director

EXHIBIT INDEX

Exhibit No.	Description	Page
4(a)	Restated Certificate of Incorporation of the Company, effective as of May 3, 2001 (incorporated by reference to Exhibit 3(i) to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2001 (File No. 1-7182) (“2001 First Quarter 10-Q”)).

4(b)	By-Laws of the Company, effective as of April 28, 2003 (incorporated by reference to Exhibit 3 to the Company’s Quarterly Report on Form10-Q for the quarter ended March 28, 2003 (File No. 1-7182)).

4(c)	Form of Amended and Restated Rights Agreement dated as of December 2, 1997 between the Company and ChaseMellon Shareholder Services, L.L.C. (incorporated by reference to Exhibit 4 to Form 8-K dated December 2, 1997 (File No. 1-7182)).

4(d)	Certificate of Designation of the Company relating to the Company’s Series A Junior Preferred Stock (incorporated by reference to Exhibit 3(i) to the 2001 First Quarter 10-Q; specifically, those pages attached as Exhibit A to Exhibit 3(i)).

4(e)	Certificate of Designation of the Company relating to the Company’s 9% Cumulative Preferred Stock, Series A (incorporated by reference to Exhibit 3(i) to the 2001 First Quarter 10-Q; specifically, those pages attached as Exhibit B to Exhibit 3(i)).

4(f)	Certificate of Designation of the Company relating to the Company’s Special Voting Stock (incorporated by reference to Exhibit 3(i) to the 2001 First Quarter 10-Q; specifically, those pages attached as Exhibit C to Exhibit 3(i)).

* 5	Opinion of Sidley Austin Brown & Wood LLP.	11

* 15	Letter re: unaudited interim financial information.	12

* 23(a)	Consent of Sidley Austin Brown & Wood LLP (included as part of Exhibit 5).

* 23(b)	Consent of Deloitte & Touche LLP.	13

* 24	Power of Attorney (included on page 8).

* Filed herewith.